Exhibit 99.1

1-800-93NYMOX

For Further Information Contact:
Roy Wolvin
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Recordati and Nymox Announce The Start of European Phase III Clinical Trial for NX-1207

Milan, Italy and Hasbrouck Heights, NJ, USA (February 21, 2012) – Recordati (Borsa Italiana: REC:MI) and Nymox Pharmaceutical Corporation (NASDAQ: NYMX) announced today the start of activities aimed to the preparation of a European Phase III clinical trial for NX-1207, following the successful completion of a Scientific Advice meeting with the European Medicines Agency (EMA). NX-1207, Nymox’s Phase III investigational drug, is currently in clinical development in the U.S. for the treatment of benign prostatic hyperplasia (BPH). The pivotal controlled clinical trial will assess the efficacy and safety of a single TRUS-guided intraprostatic injection of NX-1207 in patients with lower urinary tract symptoms (LUTS) associated with BPH not adequately controlled by medical therapy.

A European licensing agreement for the development and commercialization of NX-1207 was signed on 16 December 2010 by Recordati and Nymox Pharmaceutical Corporation. Under the terms of the agreement Recordati received exclusive rights to develop and subsequently market and sell NX-1207 in Europe including Russia and the CIS, the Middle East, South Africa and the Maghreb area of North Africa.

NX-1207 is a novel patented drug developed by Nymox which is currently in Phase III trials. The drug is injected by a urologist in an office setting directly into the zone of the prostate where the enlargement occurs and involves little or no pain or discomfort. NX-1207 has successfully completed a series of blinded controlled multi-center U.S. clinical trials where a single dose of NX-1207 has been found to improve the signs and symptoms of BPH, with improvements about double those reported for currently approved BPH drugs, and without the side effects associated with those drugs, which can include sexual problems and blood pressure changes. Follow-up studies have shown evidence of long lasting benefit with a significant proportion of men reporting maintained improvement in BPH symptoms without other treatments for up to 7½ years.

Two pivotal U.S. trials are currently ongoing at over 80 well-known urology investigative sites throughout the U.S. Accrual numbers have reached over 80%, and steady progress has been made toward full enrollment.

Benign prostatic hyperplasia (BPH) or enlarged prostate is a common affliction of older men. The condition is associated with growth in prostate size as men age and can seriously impact the health and quality of life of older men. It can lead to acute urinary retention, incontinence, and other serious consequences. It is estimated that 50% of men in their 50’s have pathological signs of prostatic hyperplasia; from 26% to 46% of men between the ages of 40 to 79 years suffer from moderate to severe urinary problems and symptoms associated with BPH.

About Recordati
Recordati, established in 1926, is a European pharmaceutical group, listed on the Italian Stock Exchange (Reuters RECI.MI, Bloomberg REC IM, ISIN IT 0003828271), with a total staff of over 2,800, dedicated to the research, development, manufacturing and marketing of pharmaceuticals. It has headquarters in Milan, Italy, operations in the main European countries, and a growing presence in the new markets of Central and Eastern Europe. A European field force of around 1,400 medical representatives promotes a wide range of innovative pharmaceuticals, both proprietary and under license, in a number of therapeutic areas including a specialized business dedicated to treatments for rare diseases. Recordati’s current and growing coverage of the European pharmaceutical market makes it a partner of choice for new product licenses from companies which do not have European marketing organizations. Recordati is committed to the research and development of new drug entities within the cardiovascular and urogenital therapeutic areas and of treatments for rare diseases. Consolidated revenue for 2010 was € 728.1 million, operating income was € 154.8 million and net income was € 108.6 million. More information about Recordati is available at www.recordati.com, email: inver@recordati.it.

About Nymox
Nymox is a biotechnology company engaged in the research and development of therapeutics and diagnostics, with a particular emphasis on products targeted for the unmet needs of the aging population. In addition to NX-1207 for BPH, Nymox has a number of drug development programs for oncology, Alzheimer's disease, E. coli food contamination, and other indications. The Company offers NicAlert® and TobacAlert® tests for measuring tobacco product exposure, and has developed AlzheimAlert®. More information about Nymox is available at www.nymox.com email: info@nymox.com, or 800-936-9669.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Development of drug products involves substantial risks and actual results may differ materially from expectations. Such factors are detailed from time to time in Nymox’s filings with the United States Securities and Exchange Commission and other regulatory authorities. All mentions and descriptions of Recordati products are intended solely as information on the general nature of the company’s activities and are not intended to indicate the advisability of administering any product in any particular instance.

This press release contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox's filings with the United States Securities and Exchange Commission and other regulatory authorities.

###